UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

PENWEST PHARMACEUTICALS CO.
(Name of Issuer)

Common Stock, Par value $0.001
(Title of Class of Securities)

709754105
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

February 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note:      Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 709754105	13D/A	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,396,598
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,396,598
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%
14.	Type of Reporting Person PN

CUSIP NO. 709754105	13D/A	Page 3 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,396,598
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,396,598
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%
14.	Type of Reporting Person OO

CUSIP NO. 709754105	13D/A	Page 4 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,500
	8.	Shared Voting Power 6,544,098
	9.	Sole Dispositive Power 77,500
	10.	Shared Dispositive Power 6,618,098
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,695,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1%
14.	Type of Reporting Person IN

CUSIP No. 709754105	13D/A	Page 5 of 6 Pages

Explanatory Note: This Amendment No. 8 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on January 12, 2009 and amended February 19, 2009, March 3, 2009, March 10, 2009, March 12, 2009, March 30, 2009, April 28, 2009 and June 19, 2009 (as so amended the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Penwest Pharmaceuticals Co., a Washington corporation (the “Issuer”).

Items 4 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

ITEM 4.  Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

On February 5, 2010, Tang Capital Partners, LP and the Perceptive Life Sciences Master Fund Ltd. (“Perceptive”) delivered notice to the Issuer, pursuant to the advance notice provisions in the Issuer's Bylaws, of their intent to nominate Roderick Wong, M.D., Saiid Zarrabian, and John Lemkey as candidates for election to the Issuer’s Board of Directors at the 2010 annual meeting of shareholders, or any other meetings of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

In connection with such notice, and in full compliance with the requirements of Section 2.15 of the Issuer’s Bylaws, Tang Capital Partners, LP and Perceptive provided the Issuer with certain information about each nominee.

ITEM 7.  Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended to add the following:

Exhibit 4:    Notice of Intention to Nominate Persons for Election as Directors.  (Filed herewith)

CUSIP No. 709754105	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2010 Date Tang Capital Partners, LP By: Tang Capital Management, LLC By: /s/ Kevin C. Tang Kevin C. Tang, Manager

Tang Capital Management, LLC By: /s/ Kevin C. Tang Kevin C. Tang, Manager

/s/ Kevin C. Tang Kevin C. Tang, Manager

INDEX TO EXHIBITS

Exhibit 4           Notice of Intention to Nominate Persons for Election as Directors.